82-3116

# GREAT QUEST
## METALS LTD.

04012286

January 12, 2004

**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

**RE: Great Quest Metals Ltd. (the "Company")**

Enclosed, for your files, is one copy of the Company's news release that was issued on January 12, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

**GREAT QUEST METALS LTD.**

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 1/22

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

# GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

January 12, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

## Diamond Drilling Update on Bourdala Concessions

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., announces that a total of five holes has been drilled on the Bourdala Sud-Ouest zone within the Bourdala concessions. The core has been split and the core samples are currently in transit to the assay lab in Bamako, Republic of Mali.

Originally, 7 holes were planned for the Bourdala Sud-Ouest zone where Diamond Drill Hole 06 intersected 10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold in 2002. Because of the recent exercise of 150,000 warrants at $0.45 for $67,500, the Company has decided to add an eighth hole in the Bourdala Sud-Ouest area before moving to the high-grade Niaragui zone.

There have been some delays in the program such as a late arrival of the drill and drill break-down. After the Christmas – New Year break, the original drill was replaced by a reconditioned drill.

*"Signed"*
Willis W. Osborne
President